SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________.

Commission File Number: 0-23948

BOYD BROS. TRANSPORTATION INC. 401(K) PROFIT SHARING PLAN (THE “PLAN”)

(Full title of the Plan)

Boyd Bros. Transportation Inc.
3275 Highway 30, Clayton, Alabama 36016
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
and
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003 AND 2002

with
INDEPENDENT AUDITORS’ REPORT

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator of
Boyd Bros. Transportation Inc.
401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for plan benefits of Boyd Bros. Transportation Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2003 and 2002 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

Smith & Howard, P.C.

Atlanta, Georgia
June 11, 2004

BOYD BROS. TRANSPORTATION INC. 401(K) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Investments, at fair value (Note C):
Shares of registered investment companies (mutual funds)	$5,126,131	$4,049,244
Common stock — Boyd Bros Transportation, Inc.	481,641	307,882

Net Assets Available for Plan Benefits	$5,607,772	$4,357,126

The accompanying notes are an integral part of these financial statements.

BOYD BROS. TRANSPORTATION INC. 401(K) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Additions to Net Assets Attributed to:
Contributions:
Employer	$213,863	$240,584
Participant	543,240	625,905
Other	2,601	9,933

	759,704	876,422
Investment income:
Net appreciation (depreciation) in fair value of investments	923,919	(624,455)
Interest and dividends	80,222	78,386

	1,004,141	(546,069)
Total additions	1,763,845	330,353
Deductions from Net Assets Attributed to:
Benefits paid to participants	497,010	643,014
Investment management fees	9,905	8,588
Other	6,284	27,664

Total deductions	513,199	679,266

Net Increase (Decrease)	1,250,646	(348,913)
Net Assets Available for Plan Benefits at Beginning of Year	4,357,126	4,706,039

Net Assets Available for Plan Benefits at End of Year	$5,607,772	$4,357,126

The accompanying notes are an integral part of these financial statements.

BOYD BROS. TRANSPORTATION, INC.
401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER, 31 2003 AND 2002

NOTE A — DESCRIPTION OF THE PLAN

The following description of the Boyd Bros. Transportation Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees who have completed one year of service and 1,000 hours. The Plan is sponsored by Boyd Bros. Transportation Inc. (the Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Accounts

Each participant’s account is credited with the participant’s contribution and matching contributions and the earnings on those contributions and an allocation of any discretionary contributions made by the plan sponsor or non-vested account forfeitures.

Contributions

Participants may elect to contribute up to 15% of their annual compensation, subject to limitations established by the Internal Revenue Service. Participants may change their contribution rate twice a year. The Company will contribute a matching contribution equal to 50% of the first 6% of the employee contributions. The rate of matching contributions may be changed by the Company by resolution of its Board of Directors. The Company may also provide special discretionary contributions equal to a percentage of an employee’s compensation and/or an amount determined by the Company based on earnings. All discretionary amounts are determined by the management of the Plan sponsor. Forfeitures of employer matching contributions are used to reduce future employer contributions to the Plan.

BOYD BROS. TRANSPORTATION, INC.
401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER, 31 2003 AND 2002

NOTE A — DESCRIPTION OF THE PLAN (Continued)

Investments

Upon enrollment, the Plan permits participants to direct the allocation of their contributions among investment options offered under the trust agreement.

Vesting

Participants are immediately vested in their voluntary contributions. The vesting percentage for the employer matching contributions and any discretionary contributions is based on the participants years of service as follows:

2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

Payment of Benefits

On termination of service, a participant’s vested balance will be paid in a lump-sum distribution or installments equal to the value of his or her account as determined under the provisions of the Plan.

Plan Expenses

The Plan pays substantially all administrative expenses.

BOYD BROS. TRANSPORTATION, INC.
401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER, 31 2003 AND 2002

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investments

Investments are maintained on a contract and fair market value basis.

Benefits Payable

As of December 31, 2002, net assets available for benefits included benefits of $11,904 due to participants who have withdrawn from participation in the Plan. At December 31, 2003, all withdrawals requested had been paid.

NOTE C — INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the net assets of the Plan as of December 31:

	2003	2002
Common Stock – (at quoted market prices)
Boyd Bros. Transportation Inc.	$481,641	$307,882
Mutual Funds — (at quoted market prices)
Aetna Fixed Account	1,244,438	1,217,599
ING Gov’t Fund	271,976	286,438
ING Balanced Fund	627,033	540,912
ING Growth and Income Fund	583,282	444,473
Pioneer Fund	460,296	374,939
Fidelity Advisor Mid Cap Fund	766,265	476,656

BOYD BROS. TRANSPORTATION, INC.
401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER, 31 2003 AND 2002

NOTE C – INVESTMENTS (Continued)

During 2003 and 2002, the Plan’s investments (including investments bought or sold, as well as held during the year) appreciated (depreciated) in value, as follows:

	2003	2002
Investments at fair value as determined by quoted market prices:
Common stock	$198,610	$29,316
Fidelity Mid Cap Fund (Advisor Series I)	218,837	(100,944)
Massachusetts Investors Growth Stock	36,298	(48,818)
Oppenheimer Global Fund	40,878	(18,377)
Franklin Small-Mid Cap Growth Fund	67,141	(65,220)
ING Government Fund (A)	(5,013)	10,647
ING Balanced Fund (A)	86,099	(73,557)
ING Growth and Income Fund (A)	113,524	(161,795)
ING Index Plus LargeCap Fund (A)	8,844	(5,899)
ING Growth Fund (A)	7,760	(3,720)
ING International Growth Fund (A)	9,794	(4,643)
Pioneer Fund	86,442	(122,601)
Janus Adviser Balanced Fund	15,162	(8,100)
Janus Adviser Growth Fund	39,543	(50,744)

	$923,919	$(624,455)

NOTE D – INCOME TAXES

The Sponsor has adopted a prototype standardized plan. The Internal Revenue Service has determined and informed the Company by a letter dated January 21, 1993, that the Plan is designated in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan itself has not filed for a determination letter. However, the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC. The Plan administrator and trustees believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

BOYD BROS. TRANSPORTATION, INC.
401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER, 31 2003 AND 2002

NOTE E — TERMINATION

The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan and the Trust Agreement in whole or in part at any time, by action of the Board of Directors. All participant accounts become fully vested as of the effective date of termination.

NOTE F – RELATED PARTY TRANSACTIONS

Certain Plan investments are in shares of mutual funds managed by Aetna Life Insurance and Annuity Company (now ING), the trustee of the Plan. Therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $9,905 and $8,588 for the years ended December 31, 2003 and 2002, respectively.

The Plan also holds shares of the Sponsor’s common stock (78,316 and 88,727 shares at December 31, 2003 and 2002, respectively). These transactions qualify as party-in-interest.

SUPPLEMENTAL SCHEDULE

BOYD BROS. TRANSPORTATION INC. 401(K) PROFIT SHARING PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003

a.	b. Identity of Issue, Borrower,	c. Description of Investment	e. Current
	Lessor or Similar Party	Including Maturity Date,	Value
		Rate of Interest, Collateral,
		Par or Maturity Value
	Common Stock:
*	Boyd Bros. Transportation Inc.	78,316 shares	$481,641
	Mutual Funds:
*	Aetna Fixed Account		1,244,438
*	ING Aeltus Money Market Fund	67,984 units	67,984
*	ING Government Fund	25,853 units	271,976
*	ING Balanced Fund	53,869 units	627,033
*	ING Growth and Income Fund	62,450 units	583,282
*	ING Index Plus LargeCap Fund	3,504 units	49,265
*	ING Growth Fund	4,537 units	52,270
*	ING International Growth Fund	8,221 units	57,878
	Pioneer Fund	12,113 units	460,296
	Fidelity Advisor Mid Cap Fund	34,193 units	766,265
	Janus Adviser Balanced Fund	6,123 units	144,449
	Janus Adviser Growth Fund	8,791 units	174,064
	Massachusetts Investors Growth Fund	19,197 units	217,307
	Oppenheimer Global Fund	2,843 units	146,414
	Franklin Small-Mid Cap Growth Fund	8,710 units	263,210

	Total mutual funds		5,126,131

	Total		$5,607,772

*	Party-in-interest as defined by ERISA

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

BOYD BROS. TRANSPORTATION INC. 401(K) PROFIT SHARING PLAN

By: Boyd Bros. Transportation Inc. As Plan Administrator

Date: June 30, 2004	By: /s/ Gail B. Cooper Name: Gail B. Cooper Title: President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.

23	Consent of Independent Auditors